

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.



07023277

SUPPL

4th May, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan
Head of Investor Relations,
KERRY GROUP PLC.

Registered in Ireland
No. 111471

4 May, 2007

Kerry Group plc
Purchase of Own Securities

Kerry Group plc ("Kerry" or "the Company") advises that yesterday it purchased 480,000 A Ordinary Shares. The highest price paid for these A Ordinary Shares was €22.50 and the lowest price paid was €22.40.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue, excluding treasury shares, is 184,245,935.

- ENDS -

Kerry Group plc Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Kerry Group plc's issued share capital consists of 187,045,935 A Ordinary shares with voting rights. Kerry Group plc holds 2,800,000 A Ordinary shares in Treasury.

Therefore, the total number of voting rights is 184,245,935.

The above figure (184,245,935) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Kerry Group plc under the FSA's Disclosure and Transparency Rules.

B Durran
GROUP SECRETARY

03/05/2007

END